UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, January 21st, 2013.

MANAGEMENT PROPOSAL

The Board of Directors of CPFL ENERGIA S.A. (“CPFL Energia” or “Company”) submits to the appreciation of its Shareholders the Management’s Proposal on the subject that shall be decided at the Extraordinary Shareholders´ Meeting, to be held on February 20th, 2013 (“Shareholders’ Meeting”), under the following terms:

Pursuant to the caput and sole paragraph of Article 15 of the Company’s Bylaws, the Board of Directors shall be composed of at least seven (7) and not more than nine (9) members elected and dismissible by the Shareholders’ Meeting for unified one-year term.

At least twenty per cent (20%) of the members of the Board of Directors of the Company shall be Independent Directors, according to the definition included in the BM&FBOVESPA’s “Novo Mercado” Listing Rules and expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Paragraphs 4 and 5 of Article 141 of Brazilian Coporate Law No. 6,404/76 also considered as Independent Directors.

Mrs. Ana Dolores Moura Carneiro de Novaes was firstly elected as Independent Director by the Ordinary Shareholders’ Meeting (“AGO”) held on April, 10th, 2007 and re-elected for five consecutive mandates, She resigned last April, 2012, through a letter of resignation dated of July 10th, which was addressed to the Chairman of the Board of Directors and recorded at the 204th Board of Directors Meeting held on July,12th, 2012.

In accordance with the “Novo Mercado” Listing Rules, since her resignation, the Controlling Shareholders have taken all the necessaries measures to identify a professional with availability to substitute Mrs. Novaes as an Independent Director on the mandate of the Board in course, and made its best efforts to select a qualified executive which will contribute with its experience and expertise in the administration of the Company.

Accordingly, the Administration of the Company proposes to the Shareholders:

(a)  To acknowledge the resignation of Mrs. Ana Novaes as a sitting member of CPFL Energia’s Board of Directors; and

(b)  To elect Mrs. Maria Helena dos Santos Fernandes de Santana for the remaining period of the joint one-year mandate of the Board of Directors, pursuant to Paragraph 3 of Article 150 of Brazilian Corporate Law 6,404/76.

Ms. Maria Helena Santana’s Resume is at Annex I of this Management Proposal.

Therefore, the composition of the Board of Directors, until the Annual Shareholders’ General Meeting that will take place next April, 2013, if the appointed candidate be elected by the Shareholders, will be:

Effective Board Members	Alternate Board Members
MURILO PASSOS – Chairman	FERNANDO DE ARRUDA BOTELHO
IVAN DE SOUZA MONTEIRO – Vice-Chairman	MARCELO PIRES OLIVEIRA DIAS
FRANCISCO CAPRINO NETO	RODRIGO CARDOSO BARBOSA
CLAUDIO BORIN GUEDES PALAIA	RIVAIL TREVISAN
RENÊ SANDA	TERESA PINTO COELHO GOMES
HELENA KERR DO AMARAL	MARTIN ROBERTO GLOGOWSKY
MARIA HELENA SANTANA- Independent Director

It is noted that information required by Article 10 of “Comissão de Valores Mobiliários” – “CVM” Rule Nº. 481/2009 concerning the appointed candidate for the Board of Directors, in addition to being available, as of this date, at the Company’s head office, in its website (/www.cpfl.com.br/ir), and in the website of the CVM (www.cvm.gov.br), are also fully available to shareholders’ consultation in Annex I of this Proposal.

Finally, any doubts may be clarified by direct contact with the Investor Relations Department, through electronic messages (ri@cpfl.com.br) or by telephone (+55 19 3756 6083), which, from now on, are available to you, in order to attend you in all and every need.

Murilo Passos

Chairman of the Board of Directors

ANNEX I TO THE MANAGEMENT PROPOSAL

12. INFORMATION REGARDING THE CANDIDATE TO THE POSITION OF INDEPENDENT DIRECTOR

12.6. Data of the candidate to the board of directors of the issuer

Name	Age	Profession	Individual Taxpayers’ Registry	Position held	Appointment date	Investiture date	Term of Office	Other positions held in the Company	Appointed by controlling shareholders
Maria Helena dos Santos Fernandes de Santana	53	Economist	036.221.618-50	Independent Director	February 20, 2013	To be confirmed	Until the AGM to be held in April,2013.	-.-	-.-

12.8. Information on the candidate to the position of Independent Director of the board of directors of the issuer

a. Curriculum of the candidate, contemplating the professional experience of the past 5 (five) years and the indications of all positions held in publicly-held companies

Maria Helena dos Santos Fernandes de Santana: Ms. Santana is graduated in Economics  from the School of Economics, Business and Accounting at the University of São Paulo - FEA/USP (1990). She was the former President of the Securities and Exchange Commission – CVM (2007 to 2012), where she worked as an Executive Officer since 2006. Ms. Santana was the President of the Executive Committee of the International Organization of Securities Commissions (IOSCO) from 2011 to 2012, a member of the Board of Directors of the Brazilian Corporate Governance Institute - IBGC from 2001 to 2005, and has been a member of the Latin American Roundtable on Corporate Governance (Organization for Economic Co-operation and Development - OECD / World Bank Group) since 2000. She is currently the chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição (Brazilian Distribution Company).

b. Description of the following events that may have occurred in the last 5 (five) years

i. any criminal conviction

ii. any conviction in administrative proceeding before CVM and corresponding sentence imposed

iii. any unappealable conviction, judicial or administrative, which has suspended or disqualified him to carry out any professional or commercial activity

The candidate is in condition to state that she has not been subject to (i) any criminal conviction, (ii) conviction in administrative proceeding before CVM, or (iii) unappealable conviction, judicial or administrative, which has suspended or disqualified her to carry out any professional or commercial activity.

12.9 Existence of any marital relationship, “união estável” or second-degree relatives between the parties mentioned below

a. officers of the issuer

There are no marital relationship, “união estável” or second-degree relatives between the candidate and officers of the Company.

b. (i) officers of the issuer and (ii) officers of companies controlled, directly or indirectly, of the issuer

There are no marital relationship, “união estável” or second-degree relatives between the candidate and officers of the Company and officers of the companies controlled, directly or indirectly, by the Company.

c. (i) officers of the issuer or of its controlled companies, directly or indirectly and (ii) direct or indirect controllers of the issuer

There are no marital relationship, “união estável” or second-degree relatives between the candidate and officers of the Company or of its controlled companies, directly or indirectly and the companies controlling directly or indirectly the Company.

d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer

There are no marital relationship, “união estável” or second-degree relatives between the candidate and officers of the Company and officers of the direct and indirect controlling companies of the Company.

12.10 Inform any subordination relationship, service rendering or control maintained, in the 3 last fiscal years, between officers of the issuer and the parties below

a. company controlled, directly or indirectly, by the issuer

There is not any relationship concerning the appointed candidate.

b. direct or indirect controller of the issuer

There is not any relation concerning the appointed candidate.

c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controlling companies of any of these people

There is not any relation concerning the appointed candidate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 22, 2013

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.